Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
January 22, 2010

VIA EDGAR Correspondence

Brigitte Lippmann
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Signet Jewelers Limited
Form 20-F for the Year Ended January 31, 2009
Filed April 1, 2009
File No. 001-32349

Dear Ms. Lippmann:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to Signet Jewelers Limited (the “Company”), dated December 23, 2009 (the “Comment Letter”), related to the Form 20-F (the “Form 20-F”) for the fiscal year ended January 31, 2009, which was filed on April 1, 2009.  Set forth below in bold are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.

General

1.	We note your disclosure of the following non-GAAP measures in Items 1 through 5 of Form 20-F:

a.	Net debt to shareholders equity (“Gearing”), excluding goodwill (disclosed on pages 5, 54, and 57);
b.	Return on capital employed (“ROCE”), excluding goodwill (disclosed on page 5);
c.	Fixed charge cover and amended fixed charge cover (disclosed on pages 5 and 54);
d.	Decrease in net debt excluding exchange adjustments and issue or purchase of common shares (disclosed on page 57);
e.	Net debt to earnings before interest, taxes, depreciation and amortization (disclosed on page 54);

f.
Sales, operating income, operating income margin, pretax income, net income, and earnings per share adjusted for the individual and/or combined impact of exchange rate changes, goodwill impairment and relisting costs (disclosed on various pages throughout Item 5.A.).

In future filings, each time a non-GAAP measure is presented, please clearly identify the measure as a non-GAAP measure.  Also disclose the following with respect to each non-GAAP measure presented:  1) the reasons why you believe the presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations; and 2) the additional purposes, if any, for which you use the non-GAAP measures.  Refer to Item 10(e)(1)(i)(C)-(D) of Regulation S-K.  Such disclosures should be repeated or cross-referenced each time the non-GAAP measure is presented.  If you believe these disclosures are not required, please provide us support for your position.

Response:

In future filings, each time a non-GAAP measure is presented the Company will identify it as a non-GAAP measure. In accordance with Regulation S-K item 10(e)(1)(i)(C)-(D), for each non-GAAP measure presented the Company will disclose: 1) the reasons why it is believed that the non-GAAP financial measure provides useful information to investors regarding the financial condition and results of operations; and 2) the additional purposes, if any, for which the non-GAAP measure is used. This will be cross-referenced or repeated each time the non-GAAP measure is presented.

Future filings will contain the following disclosure (to the extent that non-GAAP measures are used):

(a)   Net debt to shareholders equity (“Gearing”), excluding goodwill: “Net debt is the total of loans, overdrafts and long term debt less cash and cash equivalents. The Company considers that the ratio of net debt to shareholders equity excluding goodwill is a useful measure for understanding the financial leverage of the business on a consistent basis.  This ratio is considered helpful for investors considering the competitive nature of the jewelry market and the current economic environment.”

(b)   Return on capital employed (“ROCE”) excluding goodwill: “ROCE is calculated by dividing the annual operating income by the average monthly capital employed excluding goodwill for that year, expressed as a percentage. Capital employed includes other intangible assets, property, plant and equipment, other non-current receivables, inventories, trade and other receivables; less trade and other payables, deferred income and retirement benefit obligations. This is a key performance indicator used by the Company for assessing the effective management of the business and is considered a useful disclosure for investors as it provides a measure of the return on the Group’s and the divisions’ operating assets.”

(c)   Fixed charge cover and amended fixed charge cover and (e) Net debt before interest, taxes, depreciation and amortization: “These non-GAAP measures are calculated exactly in accordance with the Company’s debt covenants as defined in the original and amended material Note Purchase and Facility Agreements. They are reported to the US private placement holders and banks and need to be met in order to maintain these funding facilities.

The reporting of these measures provides an investor with an understanding of the Company’s ability to meet these conditions.” Details of these conditions are included in Item 5B and 10C of the Form 20-F.

(d)   Decrease in net debt excluding exchange adjustments, dividends, and issue or purchase of common shares. The Company proposes to use this non-GAAP measure defining it as “free cash-flow”: “Free cash flow is a non-GAAP measure defined as the net cash provided by operating activities less net cash flows used in investing activities.  The Company considers that this is helpful in understanding how the business is generating cash from its operating and investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditure.”

   (f)    Sales, operating income, operating income margin, pretax income, net income, and earnings per share adjusted for the individual and/or combined impact of exchange rates, goodwill impairment and relisting costs: “In fiscal 2009 the Group had the following non-recurring costs included in operating income: $516.9 million for impairment of goodwill; and $10.5 million of re-listing costs in respect of the move in primary listing to the NYSE. The Company considers it useful to exclude these costs and to eliminate the impact of changes in exchange rates to analyze and explain changes and trends in the Group’s and divisions’ underlying results.”

2.
Further to the preceding comment regarding non-GAAP measures, we also note your disclosure of “cash flows provided by operations” and “free cash inflow” in your discussion of liquidity and capital resources under Item 5.B.  Please tell us how your disclosure of “cash flows provided by operations,” as computed and as titled, is consistent with the provisions of Item 10(e)(1)(ii)(A) – (E) of Regulation S-K.  Additionally, in future filings, please clearly identify each of these measures as non-GAAP measures of liquidity and provide all of the disclosures required by Item 10(e)(1)(i)(A) – (D) of Regulation S-K.  Please also consider whether cautionary disclosure regarding the material limitations of these measures should be provided.

Response:

Under section 5B, the Company provided a summary of the consolidated statements of cash flow that is fully disclosed on page 118. Sub-headings were used with the “cash flows provided by operations” computed as the sum of “Net (loss)/income” and “Adjustments to reconcile to cash flows provided by operations”. This non-GAAP measure is used only on page 55 of the Form 20-F and the Company will not use this term to describe this non-GAAP measure in future filings. As indicated in response to Question 1 above, if the Company uses any non-GAAP measure in future filings it will comply with the requirements of Item 10(e)(1)(ii)(A) – (E) of Regulation S-K.

The Company considers that a non-GAAP measure that presents a measure of “free cash flow” is helpful in understanding how the business is generating cash from its operating activities. This non-GAAP measure will be defined the first time it is used in the document and the proposed future disclosure is provided in our response to comment 1.(d). Cautionary disclosure regarding the material limitations of this measure will be considered for future filings.

Item 4.  Information on the Company, page 12

US Credit Operations, page 26

3.	Please disclose under your credit portfolio statistics on page 28 the factors the company analyzes to determine bad debt.

Response:

In future filings the Company will include similar disclosures to those set out within the notes to the financial statements on page 125, section (n). This states that the Group calculates the allowance using a model that analyzes factors such as delinquency rates, recovery rates and other portfolio data. The calculation is reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses inherent in the Company’s portfolio.

Item 5.  Operating and Financial Review and Prospects, page 40

F.	Contractual Obligations, page 62

4.
Please disclose in a note to the table of contractual obligations whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated.  Please also provide a context for the reader to understand the impact of such costs on your total operating lease obligations.  See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Response:

The disclosure of operating lease obligations on page 62 of the Company’s Form 20-F does not include common area maintenance, utility and tax payments.

In future filings, the Company will insert a footnote to the table of contractual obligations disclosing this fact and showing the approximate cost of common area maintenance, utility and tax payments as a percentage of the total operating lease obligations.

The footnote disclosure would read as follows:

“Operating lease obligations relate to minimum payments due under store lease agreements.  Most store operating leases require the Company to pay real estate taxes, insurance and common area maintenance fees.  Real estate taxes, insurance and common area maintenance fees were approximately x% of base rentals for the 52 weeks ended January 30, 2010.  Some operating leases also require additional payments based on a percentage of sales.”

Legal Proceedings, page 91

5.	Please disclose the date the proceedings commenced, and briefly describe the factual basis alleged to underlie the class action proceeding.

Response:

Based on conditions existing at the end of fiscal 2009 the Company would include the following disclosure in future filings:

“In March 2008, a class action lawsuit for an unspecified amount was filed against Sterling Jewelers Inc, a subsidiary of Signet, in the U.S. District Court for the Southern District of New York federal court by private plaintiffs alleging that US store-level employment practices are discriminatory as to compensation and promotional activities. On September 23, 2008, the US Equal Employment Opportunities Commission (“EEOC”) filed a lawsuit against Sterling in the U.S. District Court for the Western District of New York. The EEOC’s lawsuit alleges that Sterling engaged in a pattern or practice of gender discrimination with respect to pay and promotions of female retail store employees from January 1, 2003 to the present. The EEOC asserts claims for unspecified monetary relief and non-monetary relief against the Company on behalf of a class of female employees subjected to these alleged practices. The Group denies the allegations from both parties and intends to defend them vigorously.”

Item 10.  Additional Information, page 93

C.	Material Contracts, page 98

6.	In future filings, please define and briefly describe CREST.

Response:

In future filings the Company will clarify that CREST is the name of a real-time electronic settlement system used for UK and international shares and UK government bonds allowing shareholders and bondholders to hold stock in dematerialized or “book entry” form. CREST also allows international stocks to be held in a local depository such as The Depository Trust Company and assists in the payment of dividends. For more information on CREST, please see www.euroclear.com.

Item 18.  Financial Statements, page 114

Consolidated Statements of Cash Flows, page 118

7.
Please help us understand what the line item captioned “Effect of exchange rate changes on currency swaps” represents, and also explain how your presentation of this amount complies with SFAS 95.  Additionally, clarify your accounting for the these currency swaps under SFAS 133, and tell us the related impacts on your consolidated statements of income and consolidated statements of other comprehensive income, as applicable.

Response:

Foreign currency contracts are used to minimize the Group’s exposure to foreign exchange risk. These contracts include short-term cross currency swap contracts used to swap pounds sterling cash into US dollars. These are not designated as cash flow hedges under SFAS 133 and any foreign exchange differences are taken directly to the income statement accordingly. The principal value of the currency swaps at January 31, 2009 was £7.5m and £106.3m at February 2, 2008. This is disclosed in note 18 on page 145.

The Group varies the level of these sterling denominated swaps during the year depending on the level of sterling denominated inter-company and cash balances. The objective is to minimize net foreign exchange exposure to the income statement from these sterling denominated items. As a result, the net foreign exchange movement for fiscal 2009 was not material and was reported as part of the $4.8m gain disclosed within Other Operating Income on page 132.

Although the overall income statement exposure is not substantial, a cash outflow is incurred on the maturing and subsequent renewal of the cross-currency swap contracts. During fiscal 2009, when the exchange rate moved from $1.97 = £1 to $1.45 = £1, this created a $49.6m cash out-flow which was significantly greater than in previous years. As the loss on the currency swap does not fall within the SFAS 95 definition of “Effect of exchange rate changes on cash and cash equivalents”, and is a material item that relates to the integral operations of the Group, it is disclosed within Operating activities in the consolidated statement of cash flows.

Notes to the Financial Statements, page 121

Note 1.  Principal accounting policies, page 121

(d) Revenue Recognition, page 122

8.	Please disclose your policy with respect to sales on consignment, if material.

Response:

The Company does not make any sales on consignment.

(m) In-house credit programs, page 125

9.	Please disclose, either here or under Item 5. Operating and Financial Review and Prospects, information similar to that provided in Example 1 to SAB Topic 8:B regarding your credit card operations.

Response:

The Company believes that the disclosure requirements of SAB Topic 8:B of gross revenue from in-house credit charges and the income statement classification have been met within note 4 on page 132 of the Form 20-F.

The Company considers that further disclosure as suggested by Example 1 of SAB Topic 8:B is not appropriate for an understanding of the business. The credit operations are a fully integrated function of the US division and are not managed or reported internally as a separate business. The Company views these credit operations as a marketing function with the principal benefits being focussed marketing to our customers and promotion of customer loyalty. The credit card for each store (e.g.: Kay Jewelers) can only be used for purchases from that particular store brand, demonstrating the marketing focus of these credit operations.

Note 20.  Common shares, deferred shares, treasury shares and reserves, page 148

Other reserves, page 149

10.
We note your disclosure that restrictions on the distribution of a portion of your special reserve were lifted following a fiscal 2009 ruling by the High Court of Justice in England and Wales.  Please explain to us why this ruling had no impact on the other reserves balance within shareholders’ equity.

Response:

The terms of the 1997 capital reduction precluded the distribution to shareholders of any income earned by Group companies before August 2, 1997. However, none of the income subject to these restrictions was earned by, or paid up by way of dividend to, the Company or to the previous ultimate holding company for the Group (the “Predecessor Company”) before the lifting of these restrictions in fiscal 2009. As there were no amounts included in this reserve prior to the restriction being lifted, the elimination of the restriction did not have any impact on the reserve balances within shareholders’ equity.

Note 22.  Share options, page 151

Long Term Incentive Plans, page 151

11.
Based on your disclosure in the first full paragraph on page 152, we assume you treat awards under your long term incentive plans as liability awards.  We also understand, based on your accounting policy disclosures on page 128, that liability classification is required for certain of your share based payments due to a vesting condition that is related to the retail price index.  Please revise the disclosures regarding your long term incentive plans to clarify all substantive conditions associated to the awards.  In particular, if awards under the long term incentive plans include a retail price index condition, this should be disclosed.  If awards under the long term incentive plans have a different feature which requires liability classification of the awards, this feature should be described and your accounting policy disclosure should be revised to address your accounting for awards with this type of feature.  Show us how the revised disclosures will read in future filings.  Refer to paragraphs A240(a) and (f) of SFAS 123R.

Response:

The Company accounts for long-term incentive plan options and certain executive share option plans as liability awards under SFAS 123R.  This liability classification reflects the performance condition related to the retail price index. Details of these conditions are disclosed on pages 75 and 76 of the Form 20-F. Under the long term incentive plans, 50% of the award is made in cash and accounted for as a separate liability.

In future filings the Company will include the retail price index condition in its footnote disclosure regarding long-term incentive award options. The Company will ensure that all substantive conditions associated with future share and share option awards under all Plans are disclosed as appropriate.

The disclosure for Long Term Incentive Plans currently on page 151 of the Form 20-F would read as follows in future filings:

“Long Term Incentive Plan
The Long Term Incentive Plan 2000, which was replaced by the Long Term Incentive Plan 2005, are together referred to as “Long Term Incentive Plans” or “LTIPs”. LTIPs are subject to certain internal performance criteria and cannot be exercised unless there is achievement of an annual rate of compound growth in income before tax above the respective US and UK retail price indices at constant exchange rates of the Group for Group executives, or, growth in divisional operating income for divisional executives, and, of return on capital employed (“ROCE”) of the Group or related division as appropriate. To the extent that the performance criteria are satisfied, the participant will receive a combination of share options and cash in equal value. Compensation expense is recognized over the three-year performance period for all schemes and options granted have 10-year contractual terms. The Company’s LTIPs, which are shareholder approved, permit the grant of share options to employees for up to 5% of the Company’s issued common shares.”

Exhibit 15.1 – Consent of Independent Registered Public Accounting Firm

12.
The auditors’ consent to the incorporation by reference is for only registration statement on Form S-8 (File No. 333-153435).  However, it appears that there you have other effective Forms S-8 for which an auditors’ consent may be required.  Please advise.

Response:

On September 11, 2008, the Company completed a reorganization of its corporate structure, resulting in a re-domiciliation from the UK to Bermuda.  In connection with the Company’s re-domicile to Bermuda, the Company filed a new Form S-8 to register shares in relation to a number of plans (No. 333-153435), a new Form S-8 pursuant to General Instruction E (333-153422) to register additional shares under a pre-existing Form S-8, and four post-effective amendments pursuant to Rule 414 relating to pre-existing Forms S-8 (333-09634, 333-134192, 333-12304, and 333-08964).  The consent filed with the Form 20-F referred only to one of the new Forms S-8 and inadvertently omitted references to the four pre-existing Forms S-8 and the new Form S-8 pursuant to General Instruction E.  The Company has filed an amendment to its 20-F today to add a corrected consent with references to the omitted registration statements.

In responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me at 011-44-870-909-0301 or Andrea Bernstein at Weil, Gotshal & Manges LLP at (212) 310-8528. You may also address queries to Mike Maloney of KPMG in London at 011-44-207-311-1000.

Sincerely,

/s/ Walker Boyd

Walker Boyd
Group Finance Director
Signet Jewelers Limited

cc:	H. Christopher Owings (Division of Corporation Finance) Andrea Bernstein (Weil, Gotshal & Manges LLP) Mike Maloney (KPMG)